(Subject to Completion) Preliminary Pricing Supplement dated June 19, 2015 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	Rule 424(b)(2) Registration No. 333-202281

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89236TCN3

Principal Amount (in Specified Currency): $            .

TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: June   , 2015

Original Issue Date: June 26, 2015

Stated Maturity Date: June 26, 2020

Interest: The Notes will initially bear interest at a fixed rate of 1.81% per annum from the Original Issue Date to but excluding June 26, 2018. Thereafter, the Notes will bear interest at the Floating Rate, subject to the Maximum Interest Rate and the Minimum Interest Rate.

Interest Payment Dates: Each March 26, June 26, September 26, and December 26, beginning September 26, 2015

Issue Price: 100.00% of Principal Amount

Net Proceeds to Issuer: 99.50% of Principal Amount

Agent’s Discount or Commission: 0.50% of Principal Amount

The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Morgan Stanley & Co. LLC

Agent’s Capacity: Principal

Interest Calculation:

Fixed Rate:

Fixed Interest Rate: 1.81% per annum

Fixed Rate Commencement Date: Original Issue Date

Fixed Rate Period: From and including the Original Issue Date to but excluding June 26, 2018

Floating Rate:

Floating Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page “LIBOR01”

Floating Rate Period: From and including June 26, 2018 to but excluding the Stated Maturity Date

Spread (+/-): + 1.00%

Spread Multiplier: N/A

Index Maturity: 3 month

Index Currency: U.S. Dollars

Maximum Interest Rate: 2.75%

Minimum Interest Rate: 0.00% per annum

Interest Reset Dates: During the Floating Rate Period, each March 26, June 26, September 26, and December 26, beginning June 26, 2018

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention: 30/360

Business Days: New York

Business Day Convention: Following, unadjusted

Redemption: N/A

Redemption Dates: N/A

Notice of Redemption: N/A

Repayment: N/A

Optional Repayment Date(s): N/A

Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

PS-2

RISK FACTORS

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” beginning on page S-2 of the Prospectus Supplement and those set forth below. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the Notes will never exceed (i) 1.81% per annum during the Fixed Rate Period and (ii) 2.75% per annum during the Floating Rate Period regardless of the level of three month LIBOR. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

United States Federal Taxation

The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes and the discussion herein is based on this treatment. It is expected that the Notes will not be issued with original issue discount. However, whether the Notes are issued with original issue discount, and the amount thereof, will be determined as of the issue date. If the Notes are issued with original issue discount, information regarding the annual accrual of original issue discount on the Notes will be filed on Form 8281 with the Internal Revenue Service, which makes this information publicly available.

If the Notes are not issued with original issue discount, all stated interest on the Notes will be taxable to a U.S. Holder (as defined in the Prospectus Supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. If the Notes are issued with original issue discount, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Taxation.”

PS-3

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley & Co. LLC.

PS-4